Under the Securities Exchange Act of 1934

KURRANT FOOD ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

501292 106
(CUSIP Number)

Frederick A. Huttner
651 Baring Drive, Suite 2002
Houston, Texas 77057
(713) 825-9221
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501292 106             13D

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Frederick A. Huttner
_______________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group*   (a) X
                                    (b)

_______________________________________________________________________

(3) SEC Use Only

_______________________________________________________________________

(4) Source of Funds*

    PF
_______________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

    None
_______________________________________________________________________

(6) Citizenship or Place of Organization

    Colorado
_______________________________________________________________________
Number of Shares       (7) Sole Voting Power
Beneficially Owner
by Each Reporting          -0-
Person
                ______________________________________________________

                (8) Shared Voting Power

                    900,000
                ______________________________________________________

                (9) Sole Dispositive Power

                    -0-
                ______________________________________________________

                (10) Shared Dispositive Power

                    900,000
                ______________________________________________________

                (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    900,000 Common Shares
                ______________________________________________________

                (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                ______________________________________________________

                (13) Percent of Class Represented by Amount in Row (11)

                    7%
                ______________________________________________________

                (14) Type of Reporting Person

                    IN
                ______________________________________________________

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the "Shares") of Kurrant Food Enterprises, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive office is: 3029 S. Cherry Way, Denver, Colorado 80222.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Frederick A. Huttner (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b)	The business address of the Reporting Person is 651 Baring Drive, Suite 2002, Houston, Texas 77057.

(c)	The Reporting Person is a natural person and a resident of the State of Colorado.

(d)	The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)	The Reporting Person is a United States person.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein was a cash purchase of shares at a price of 0.06 per share from the Company.

Item 4. Purpose of Transaction

Mr. Huttner, through a group controlled by him, purchased a total of 900,000 shares of the Company The group is the Sanders Huttner Partnership. Mr. Huttner owns a 50% interest in the group. Mr. Huttner intends to hold these acquired shares indefinitely in this group. There are no current agreements to sell any Shares. Mr. Huttner may purchase additional shares of the Company in the open market from time to time to increase his ownership of the Company, but has no present plans to do so.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 900,000 shares of Common Stock, constituting approximately 7% of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b)
The Reporting Person has sole voting power with respect to -0- shares of Common Stock. The Reporting Person has sole dispositive power with respect to -0- shares of Common Stock and shared dispositive power with respect to 900,000 Shares.

(c)	Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d)
Other than the affiliated groups of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7. Material to Be Files as Exhibits

None.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         9/05/06                         /s/ Frederick A. Huttner
          Date                        Frederick A. Huttner